Independent Franchise Partners, LLP

Code of Ethics

May 2024

OUR MISSION

Independent Franchise Partners, LLP (“the firm”) strives to meet or exceed our clients’ long-term investment objectives by providing a premier specialized equity investment service characterised by enduring client relationships and superior investment results. In pursuing this mission we strive to:

•	listen attentively to our clients;

•	communicate clearly and concisely how well our investment strategies and results are fulfilling our clients’ investment objectives;

•	invest continuously in our people, technology, and investment tools to remain at the intellectual and technological frontier of our industry;

•	manage the growth of the firm to preserve and enhance the quality of our service;

•	maintain a culture and work environment that promotes teamwork and enables us to attract and retain the highest calibre of people, and to foster their growth and satisfaction; and,

•	uphold the highest standards of ethics and integrity.

We measure our success through our enduring client relationships and long-term investment results.

Code of Ethics

While the firm is confident of its staff’s integrity and good faith, there are certain instances where associated persons possess knowledge regarding present or future transactions, or have the ability to influence portfolio transactions made by the firm for its clients in securities in which they personally invest. In these situations, a personal interest may conflict with that of the firm’s clients.

In view of the above, the firm has adopted this Code of Ethics to establish reporting requirements and enforcement procedures designed to prevent potential conflicts of interest and pursuant to Rule 17 – j1 of the Investment Company Act 1940 (“’40 Act”), SEC Rule 204A-1 of the Investment Advisers Act of 1940 (“Advisers Act”) and in relation to the Adviser’s Investment Trust (“the Trust”) Independent Franchise Equity Fund, (the “40 Act Fund”).

This Code of Ethics uses defined terms such as “access person”, “reportable security”, “supervised person”. Please see the definitions section in the Appendix to understand these terms. These terms are complex but all staff should understand that they are “supervised persons” and in addition, the firm requires all staff (not just access persons) to report their securities holdings as set out in 5, as if they were “access persons”. As a general rule of thumb, if you are a member of staff, you should act as if all this Code of Ethics applies to you. If you are in any doubt, please consult the Chief Compliance Officer (“CCO”) or the Compliance Manager.

1	Statement of General Principles

The firm is an investment adviser and as such is a fiduciary that owes its clients a duty of undivided loyalty. In recognition of the trust placed in the firm by its clients, and to stress its belief that its operations are directed for the benefit of its clients, the firm has developed and adopted the following general principles to guide its staff:

•	The interests of clients are paramount. All supervised persons must conduct themselves in such a manner in which the interests of the firm’s clients take precedence over all others;

•	all of the firm’s staff act in a position of trust and have a fiduciary responsibility to clients. They must do nothing to violate that trust;

•

all personal securities transactions by supervised persons of the firm must be placed in such a way as to avoid any conflict between the interest of the firm’s clients and the interest of any supervised person of the firm;

•	all supervised persons of the firm must avoid actions or activities that allow personal benefit or profit from their position with regard to the firm’s clients;

•	all supervised persons will remain compliant with English and US securities laws (see definition 9);

•	all client information, including the identity of security holdings and financial circumstances, must be treated as confidential;

•	all of the firm’s staff must act with competence, use reasonable care and exercise independent professional judgment;

•	independence in the investment decision-making process is paramount;

•	the firm must eliminate and/or disclose all material conflicts of interest;

•	any potential violations of this Code of Ethics must be promptly reported to the Chief Compliance Officer (“CCO”).

In recognition of the trust and confidence placed in the Trust by shareholders, and because the Trust believes that its operations should benefit its shareholders, the Trust has adopted certain principles and therefore access persons must follow them:

•	the interests of the Trust’s shareholders are paramount and shareholder interests of the 40 Act Fund must be placed ahead of the firm.

•	all personal securities transactions must be accomplished in a manner that avoids any conflict between an individual’s personal interests and the interests of the Trust or its shareholders.

•	all staff must avoid actions or activities that allow individuals or their families to benefit from their position with the Trust, or that bring into question their independence or judgment.

2	Conflicts of Interest

It is the policy of the firm that supervised persons should be free from any direct or indirect interest, activity or entity that could possibly conflict with the interests of the firm or its clients. Underlying this policy are two principles:

•

no supervised person should have, or acquire, any direct or indirect interest, activity or association, which influences or interferes with, or which might or could be thought to interfere with, or influence the independent exercise of his judgment in the best interest of the firm or its clients;

•

no supervised person should personally profit, or seek to profit, directly or indirectly, from opportunities or business information that are available to, or obtained by, him as a result of his position with the firm.

Direct or indirect interests include agency relationships, trusts, corporations, partnerships and interests held by family members.

3	General Prohibition against fraud, deceit and manipulation

No access person either in respect of the firm or with regard to the 40 Act Fund shall, in connection with the purchase or sale, directly or indirectly of a security held or to be acquired by the firm or by the 40 Act Fund:

•	employ any device, scheme or artifice to defraud the firm, any of its clients, or the 40 Act Fund;

•

make to the firm, any of its clients, or the 40 Act Fund any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they are made, not misleading ;

•	engage in any act, practice or course of business which would operate as a fraud or deceit upon the firm, any of its clients, or the 40 Act Fund ;

•	engage in any manipulative practice with respect to the firm, any of its clients, or the 40 Act Fund; or

•	trade ahead of, or in conflict with, investment recommendations.

4	Prohibited purchases and sales of securities

Supervised persons are prohibited from investing in securities in which there is a reasonable likelihood that the firm is considering purchasing or has purchased such securities on behalf of its clients, including the 40 Act Fund. If a supervised person wishes to buy securities but does not know which ones are prohibited, he should check with the CCO, or in his absence, the Compliance Manager. Investment by Supervised Persons in an Initial Public Offering is prohibited.

This Code of Ethics should be read in conjunction with the firm’s PA Dealing Policy which is in the Staff folder on the firm’s shared drive: Personal Account Dealing policy February 2024.pdf

5	Private Placements

Supervised persons must obtain pre-approval from the CCO before directly or indirectly acquiring ownership in any securities in a private placement. Approval will only be granted where the ownership does not conflict with the interests of the Firm or its clients.

6	Reporting Obligations

A complete report of each access person’s reportable securities is required at the time the person becomes an access person (no later than 10 days after the person becomes an access person) and at least once a year thereafter (no later than 14 February). The holdings reports must be current as of a date not more than 45 days prior to the individual becoming an access person (initial report) or the date the report is submitted (annual report). Each holdings report must contain, at a minimum:

•

the title and type of security, and as applicable, the exchange ticker symbol or CUSIP number, number of shares and principal amount of each reportable security in which the access person has any direct or indirect beneficial ownership;

•	the name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person’s direct or indirect benefit; and,

•	the date the access person submits the report.

In addition, quarterly reports are required of all reportable securities transactions by access persons, which are due no later than 30 days after the close of the calendar quarter. Each transaction report must contain, at a minimum, the following information about each transaction involving a reportable security in which the access person had, or as a result of the transaction, acquired, any direct or indirect beneficial ownership:

•

the date of the transaction, the title, and as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

•	the nature of the transaction (i.e. purchase, sale or any other type of acquisition or disposition);

•	the price of the security at which the transaction was effected;

•	the name of the broker, dealer or bank with, or through which the transaction was effected; and,

•	the date the access person submits the report.

These reports are filed and recorded on the Compliance Alpha system.

7	Exceptions from reporting requirements

Under this Code of Ethics, an access person is not required to submit:

•	any report with respect to securities held in accounts over which the access person had no direct or indirect influence or control;

•	a transaction report with respect to transactions effected pursuant to an automatic investment plan (see definition on page ;

•

a transaction report if the report would duplicate information contained in broker trade confirmations or account statements that the firm holds in its records, so long as the firm receives the confirmations or statements no later than 30 days after the end of the applicable calendar quarter.

Any discretionary managed accounts that may be eligible for either of these exceptions should be brought to the attention of the Compliance Manager or CCO who will, on a case-by-case basis, determine whether the account qualifies for an exception. In making this determination, the Compliance Manager may ask for supporting documentation, such as a copy of the discretionary account management agreement, and/or a written certification from an unaffiliated investment adviser. Employees who claim they have no direct or indirect influence or control over an account are also required to complete a certification to evidence this upon commencement of their employment and on an annual basis thereafter.

In the event that no personal securities transactions of reportable securities occurred during the quarter, or reportable securities were held at the initial or annual holding period, the report should be so noted, and returned, signed and dated. All such required reports must be submitted to the Compliance Manager or CCO.

Any new brokerage accounts should be notified to the Compliance Manager when they are opened.

Report forms will be sent to all staff electronically by the Compliance Manager at the end of each quarter and year. All new joiners are required to provide initial holding reports to the Compliance Manager. Transactions effected pursuant to an automatic investment plan would not have to be reported.

8	Other Obligations

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No access person may accept a position as a director, trustee or general partner of a publicly traded company unless such position has been presented to, and approved by the CCO or in his absence, the Managing Partner;

•	staff must also comply with the firm’s Political Contribution Policies and Procedures;

•	the CCO will maintain a current listing of all access persons;

•	the CCO will review this Code of Ethics at least annually to determine the adequacy of these policies and related procedures.

9	Gifts

This covers gifts and entertainments offered or received in connection with the provision of an investment service and covers clients, consultants, brokers and service providers. Gifts or hospitality includes items such as meals, tickets to sporting events, museums, concerts, plays, etc.; golf outings; books; or anything else of value.

•

entertainment and hospitality such as invitations to sporting events, museums, concerts etc. are only permitted if either the staff member or Franchise Partners pays for their share of the cost. This requires approval from the CCO and should only be accepted or offered if a representative of the host company is present. The entertainment must be suitable and must not adversely, or potentially adversely affect the firm’s or an individual’s reputation.

•

business lunches and dinners of a reasonable nature are permitted without prior approval. Where the cost is or is likely to be more than £60 per person these must be logged on the Compliance Alpha system.

•

personal gifts and other benefits can be accepted from, or provided to, clients. However, personal gifts, entertainment and other forms of benefit from or given to third parties must be clearly reasonable in the circumstances and logged in the Compliance Alpha system.

•

all gifts, entertainment and other form of benefit offered or received must be recorded on the Compliance Alpha system (located at ComplianceAlpha.com). For any gifts over £100 approval is required from the CCO.

Prohibitions

•	a gift or receipt of cash or cash convertible gifts are prohibited;

•	borrowing money or securities from customers, or lending money or securities to customers, is prohibited;

•	the giving or receipt of gifts is prohibited to any employee of the FCA or any regulator or government employee without prior approval from the CCO;

•	staff are required to obtain approval prior to making any political contribution in the US. The firm has a political contributions policy: Political donations policy Feb 2024.pdf

•

The CCO must be notified in writing of any offer, suggestion, arrangement or other matter or proposal put to you by any person that you feel is or may be an inducement or which may be construed as such.

The firm maintains a gifts register

10 Review and Enforcement

The CCO shall review all reported personal securities transactions to determine whether a violation of this Code of Ethics may have occurred. This includes reviewing reports or trades reported late, incomplete quarterly/annual reports, and trades conducted in violation of the Code of Ethics. Before making any determination that a violation has been committed by any person, the CCO shall give such person an opportunity to supply additional explanatory material. The review of personal securities holdings and transaction reports will also include:

•	the comparison of such personal trading to any restricted lists;

•	an assessment to ensure that the access person is not trading for his own account in the same securities the firm is trading for clients, or participating in IPOs or private placements.

•	periodically analyzing the access person’s trading for patterns that may indicate abuse, including market timing.

If the CCO determines that a violation of this Code of Ethics may have occurred, he shall submit a written confidential determination and any additional explanatory material provided by the individual to an appropriate quorum of the Firm’s members. They will determine the appropriate action, in conjunction with legal advice. If necessary, the firm shall impose upon the individual such sanctions as deemed appropriate under the circumstances, such as cancellation of a trade, disgorging profit, selling positions at a loss, internal reprimand, fines, suspension of duties and termination.

If the CCO determines that the material violation may involve a fraudulent, deceptive or manipulative act, the firm will report its findings to the 40 Act Fund’s Board of Trustees pursuant to Rule 17j-1.

11 Records

The firm shall maintain records in the manner and to the extent set forth below, and will make them available for examination by representatives of the SEC.

•	a copy of this Code of Ethics and any other code which is, or at any time within the past five (5) years has been in effect, shall be preserved in an easily accessible place;

•

a record of any violation of this Code of Ethics and any action taken as a result of such violation, shall be preserved in an easily accessible place for a period of not less than five (5) years following the end of the fiscal year in which the violation occurs;

•	a copy of each supervised person’s written acknowledgment of receipt of this Code of Ethics for a period of five (5) years;

•

a copy of each report made by an access person pursuant to this Code of Ethics shall be preserved for a period of not less than five (5) years from the end of the fiscal year in which it is made, the first (2) two years in an easily accessible place;

•	a list of all persons who are, or within the past five (5) years have been, required to make reports pursuant to this Code of Ethics shall be maintained in an easily accessible place.

•

the firm will keep all data and all written forms and/or e-mail messages regarding pre-approval requests and decisions. All pre-approval requests and responses will be maintained in accordance with applicable books and records rules.

The firm will also maintain personal duplicate statements or confirmations (along with any supporting documentation) in compliance with SEC Rule 204-2.

12	Code of Ethics Training

The firm will provide to each supervised person a copy of this Code of Ethics and any amendments. Each supervised person is required to acknowledge, in writing, his receipt of those copies. In addition, each supervised person must annually certify that they have re-read, understands and have complied with the code. The CCO is responsible for verifying that all supervised persons acknowledge receipt. The CCO is also responsible for providing adequate training to supervised persons on the principles and procedures of this Code of Ethics, such as periodic orientation or training sessions with new and existing staff to remind them of their obligations under the Code.

In the event of a material change to this Personal Securities Transactions section of the firm’s Code of Ethics, the CCO shall ensure that the change is approved by the 40 Act Fund’s Board of Trustees not later than six months after the change is adopted.

13	Reporting to the Board of the Independent Franchise Partners US Equity Fund

•	the firm will submit any material changes in the Code of Ethics to the Board no later than six months after adoption of the change.

•	the firm will also submit the necessary reports required by Rule 17j-1 under the Investment Company Act.

APPENDIX

Definitions

1.	The SEC defines an access person as:

•

for purposes of the 40 Act Fund, any partner or employee of the firm who, in connection with his or her regular functions or duties, makes, participates, in or obtains information regarding, the purchase or sale of Covered Securities by a Fund, or whose functions relate to the making of any recommendations with respect to such purchases or sales.

•	a supervised person who has access to non-public information regarding clients’ purchase or sale of securities, or non-public information regarding the portfolio holdings of any reportable fund; or,

•	a supervised person who is involved in making securities recommendations to clients, or who has access to such recommendations that are non-public;

•

a supervised person who has access to non-public information regarding the portfolio holdings of affiliated mutual funds and so would be considered an access person. A supervised person would not be an access person solely because that person has non-public information regarding the portfolio holdings of a client that is not an investment company. Persons who are not supervised persons of the firm, would not be access persons;

2.	Covered Security means a Security, except that it does not include:

•	direct obligations of the Government of the United States;

•	bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short- term debt instruments, including repurchase agreements; and

•	shares issued by open-end funds.

3.

Security means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing

4.

The firm’s supervised persons are its partners, and staff, as well as any other persons who provide advice on behalf of the firm and are subject to the firm’s supervision and control. As the firm’s primary business is providing investment advice, all of its partners are access persons.

5.

An access person would be considered to have beneficial ownership of any security in which he/she has a direct or indirect monetary interest, e.g., securities owned by an entity in which the access person has an interest or profit participation, or is held by his spouse, his minor children, a relative who shares his home, or other persons by reason of any contract, arrangement, understanding or relationship that provides him with sole or shared voting or investment power. This includes securities owned by a partnership in which the access person or an immediate family member is a general partner or the partner with investment discretion, or securities owned by any legal entity in which the access person or an immediate family member has a controlling interest or investment discretion.

6.	A “reportable security” is considered to be any security, except that it shall not include:

•	securities issued by the Government of the United States or an agency thereof;

•	money market instruments (bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments);

•	shares of money market funds;

•

transactions and holdings in other open-end mutual funds and exchange-traded funds (unless the Firm or a control affiliate acts as the investment adviser or principal underwriter for the fund); Therefore, the reportable funds for the firm are the IFP US Equity Fund, the CCF and VCC funds, IFP Global Equity, L.P. and the IFP Global Equity II, L.P.

•

transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds. Exchange-traded funds organized as unit investment trusts are considered reportable securities.

7.	“Purchase or sale of a security” includes, among other things, the writing of an option to purchase or sell a security.

8.

“Automatic Investment Plan (AIP)” is considered to be a program in which regular periodic purchases or withdrawals are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including a dividend reinvestment plan.

9.

“US securities laws” means the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Company Act of 1940, the Advisers, Title V of the Gramm-Leach-Bliley Act, any rules adopted by the Commission under any of these statutes, the Bank Secrecy Act as it applies to funds and investment advisers, and any rules adopted thereunder by the Commission or the Department of the Treasury.